Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
June 21, 2011
Jessica Dickerson
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	McJunkin Red Man Corporation Registration Statement on Form S-4 Filed March 24, 2011 File No.: 333-173035 Registration Statement on Form S-1 Filed March 24, 2011 File No.: 333-173037
Dear Ms. Dickerson:
     This letter sets forth the response of McJunkin Red Man Corporation (the “Corporation” or “McJunkin”) to the comment letter, dated June 15, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to McJunkin’s Registration Statement on Form S-4 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-4”) and McJunkin’s Registration Statement on Form S-1 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-1” and, together with the Registration Statement on Form S-4, the “Registration Statements”). This letter is being filed with Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement on Form S-4”) and with Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement on Form S-1” and, together with the Amended Registration Statement on Form S-4, the “Amended Registration Statements”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements marked to show changes from Amendments No. 2 to the Registration Statements.
Amendment No. 2 to Registration Statement on Form S-4
Prospectus Summary, page 1
Recent Developments, page 2

1.	We note your disclosure that you have signed an agreement to acquire 100% of the outstanding common stock of Stainless Pipe and Fittings Australia Pty Ltd. Please tell us what consideration you gave to filing this agreement as an exhibit to the registration statement. This comment also applies to your registration statement on Form S-1.

Response:

The agreement to acquire Stainless Pipe and Fittings Australia Pty Ltd (SPF) was not included as an exhibit to the registration statements based on the materiality of SPF relative to that of the Corporation. Based upon the most recently completed fiscal years of each entity, SPF’s assets equated to approximately 2% of the Corporation’s assets, the purchase price for the acquisition equated to approximately 2% of the Corporation’s assets, and SPF’s income equated to less than 1% of the Corporation’s income. On an ongoing basis, it is expected that SPF’s revenues will represent slightly more than 2% of the Corporation’s consolidated revenues.
Summary Historical Consolidated Financial and Other Data, page 12
2.	We note your response to prior comment four from our letter dated May 20, 2011. We understand that the consulting fees all relate to distinct, one-time initiatives that rarely extend beyond one year. Compliance and Disclosures Interpretation 102.03 states that it is not appropriate to state that a charge is non-recurring unless it meets the specified criteria, which is based on the description of the charge that is being adjusted. “Nonrecurring consulting fees” have been incurred during 2010, 2009, 2008 and 2006. As such, please revise the description so that it doesn’t imply that these charges are nonrecurring.

Response:

The Amended Registration Statements have been revised to reflect that the consulting fees line item does not reflect a non-recurring charge. See pages 16 and 48 of the Amended Registration Statement on Form S-4 and pages 14 and 44 of the Amended Registration Statement on Form S-1.

3.	Please expand the first bullet on page F-2 to clarify that Adjusted Gross Margin also excludes depreciation.

Response:

The Amended Registration Statements have been revised to clarify that Adjusted Gross Margin excludes depreciation. See page 14 of the Amended Registration Statement on Form S-4 and page 12 of the Amended Registration Statement on Form S-1.
Selected Historical Consolidated Financial and Other Data, page 42
4.	Please provide the descriptive information you have provided with regard to Adjusted Gross Margin and Adjusted EBITDA that you have provided in footnotes (1) and (2) to your Summary Historical Consolidated Financial and Other Data beginning on page 11 or provide a cross-reference to such information.

Response:

The Amended Registration Statements have been revised to provide a cross-reference to the descriptive information in the footnote. See pages 47 and 48 of the Amended Registration Statement on Form S-4 and pages 43 and 44 of the Amended Registration Statement on Form S-1.
Management’s Discussion and Analysis..., page 49
5.	Your disclosure related to your results of operations discusses adjusted gross margin but does not discuss gross margin. As such, this disclosure gives too much prominence to this non-GAAP amount. Please revise here and elsewhere throughout the filing, where you have only disclosed the non-GAAP amount, to first begin with disclosure and/or a discussion of gross margin as determined under GAAP so your presentation is balanced between GAAP and non-GAAP amounts. See Item 10(e)(1)(i) of Regulation S-K.

Response:

The Amended Registration Statements have been revised to balance the presentation between the GAAP and non-GAAP amounts. See pages 54, 57, 62 and 65 of the Amended Registration Statement on Form S-4 and pages 50, 53, 58 and 61 of the Amended Registration Statement on Form S-1.
Critical Accounting Estimates, page 75
Goodwill and Other Indefinite-Lived Intangible Assets, page 76
6.	Please clarify, if true, that within each reporting unit (rather than operating segment) you have aggregated individual countries and regions that are deemed to be components.

Response:

The Amended Registration Statements have been revised to clarify that the component countries and regions of each reporting unit are aggregated. See page 77 of the Amended Registration Statement on Form S-4 and page 73 of the Amended Registration Statement on Form S-1.
Financial Statements for the Year Ended December 31, 2010
Note 1 — Significant Accounting Policies, page F-7
Segment Reporting, page F-12

7.	We note your response to prior comment 13 from our letter dated May 20, 2011. You have elected to aggregate the regional components of your North American operations based upon their similar qualitative factors such as economic characteristics, products, customers, suppliers, methods of distribution and the manner in which they are operated. Based on the reports you provided, it is not clear whether the regional components of your North American operations are also economically similar on a quantitative basis. Please further clarify how you determined that the regional components of your North American operations are economically similar on both a qualitative and quantitative basis.

Response:

The Corporation has two operating segments and two reporting segments, North America and International. This response, and the discussion below, summarizes factors supporting the aggregation of the geographical components of the Corporation’s North American reporting unit for the purpose of testing goodwill. The Corporation used the guidance in ASC 350-20-55-6 and 7 to support its aggregation of the geographic components:
“Evaluating whether the components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include, but are not limited to, the following:
a.	The manner in which an entity operates its business and the nature of those operations;

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent);

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms; and

d.	Whether the components support and benefit from common research and development projects.
The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”
Qualitative considerations include the following:

Nature of products and services. Each region is in the business of distributing pipe, valves and fittings, which have similar purposes and end users. The vendors and inventory are managed centrally rather than regionally. A majority of the inventory is purchased by a central Supply Chain Management group, which is responsible for managing inventory levels and vendor relationships. The inventory and products are consistent across geographical lines. Inventory often can be, and is, transferred from one region to another depending on availability, need and movement.

Customers. Customers are also managed centrally rather than regionally. Approximately 68% of the Corporation’s North American customer base, virtually all of the largest accounts, is managed by a centralized business development group without regard to geographic region. Marketing is also a corporate function and marketing materials can be and are used across regions.

Distribution Method. The method of distribution utilized in each region is identical. Every region has branches that are strategically located in active production areas to service customers. A majority of the business involves customers providing purchase orders directly to those branches, which then fill the orders and deliver the material directly to the customer. Employees are interchangeable from branch to branch, regardless of their geographical affiliation.

Shared Resources. As alluded to in the previous factors, the Corporation has numerous centralized functions, which provide support to the regions. These include executive management, business development, supply chain and procurement, finance and accounting, information systems, human resources and legal support. All such costs are then allocated on a consistent basis to all regions and branch locations. This is evidenced by extensive allocations that exist in the regional profit and loss statements.

From a quantitative perspective, the similarity of the regional components can be demonstrated by the consistency of their respective gross margin percentages. The following table summarizes gross margin percentages by region prepared on an average cost basis. We do not calculate LIFO or GAAP gross margins by region.

Five Months Ended May 31, 2011

Average Cost
Region	Gross Margin %
Canada	14.99%
East	14.44%
Gulf Coast	15.12%
Western	14.86%

North America Total	14.83%
Year Ended December 31, 2010

Average Cost
Region	Gross Margin %
Canada	14.23%
East	12.77%
Gulf Coast	12.96%
Western	13.34%

North America Total	13.14%
As seen above, the gross margin percentage experienced from region to region is consistent. This relationship would be expected to continue into the future. For example, in the Corporation’s most recently completed four quarter forward forecast, projected gross margins for the regions ranged from 14.2% to 15.7%.
Financial Statements for the Period Ended March 31, 2011
Condensed Consolidated Balance Sheets, page F-48
8.	The column heading of your December 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not refer to them as being audited. Please revise to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

Response:

The Amended Registration Statements have been revised to refer to both the December 31, 2010 and March 31, 2011 balance sheets in the March 31, 2011 interim financial statements are unaudited. See pages F-48 of the Amended Registration Statement on Form S-4 and pages F-49 of the Amended Registration Statement on Form S-1.
Amendment No. 2 to Registration Statement on Form S-1
Cover Page of the Registration Statement
9.	Please indicate your filer status on the cover page of the registration statement. For example, you indicate on the cover page of your registration statement on Form S-4 that you are a non-accelerated filer. Refer to Form S-1.

Response:

The cover of the Amended Registration Statement on Form S-1 has been revised to reflect that the registrant is a non-accelerated filer.

     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.
Sincerely,
/s/ Michael A. Levitt
Michael A. Levitt
cc:	Andrew R. Lane (McJunkin Red Man Corporation)
James F. Underhill (McJunkin Red Man Corporation)
Stephen W. Lake (McJunkin Red Man Corporation)
Elton Bond (McJunkin Red Man Corporation)
Jeff Gordon (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Pamela Long (Securities & Exchange Commission)